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                          Strategic Timber Trust, Inc.
                             5 North Pleasant Street
                              New London, NH 03257
                             Telephone: 603.526.7800
                                Fax: 603.526.7811



                                  July 13, 1999


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         Re: Withdrawal of Strategic Timber Trust, Inc. Registration Statement on Form S-11 (File No. 333-71291) and Registration Statement on Form 8-A (File No. 000-25819)

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Strategic Timber Trust, Inc. hereby requests that its Registration Statement on Form S-11 (File No. 333-71291), as amended, be withdrawn from registration under the Securities Act. Strategic Timber requests withdrawal of the Registration Statement because it has been advised by its underwriters that current market conditions are not conducive to an initial public offering of common stock by Strategic Timber. No shares of common stock have been issued or sold under the Registration Statement.

         We supplementally request withdrawal of Strategic Timber's Registration Statement on Form 8-A (File No. 000-25819), which was filed on April 20, 1999 under the Securities Exchange Act of 1934, as amended, in connection with the withdrawal of the above-referenced Securities Act registration statement.

                                   Very truly yours,


                                   /s/ Thomas P. Broom
                                   -----------------------------------
                                   Thomas P. Broom,
                                   Executive Vice President